Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

PANACOS PHARMACEUTICALS, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is Panacos Pharmaceuticals, Inc.

2. The Certificate of Incorporation of the Corporation was filed on December 31, 1992 under the name Melville Biologics, Inc. A Restated Certificate of Incorporation was filed on June 11, 1998 and thereafter said Restated Certificate of Incorporation was amended on November 12, 1999, May 30, 2001, March 10, 2003, July 28, 2003, March 10, 2005, March 11, 2005, March 14, 2005 and on August 17, 2005 to change the name of the Corporation to Panacos Pharmaceuticals, Inc.

3. The Restated Certificate of Incorporation of the Corporation, as amended, is hereby further amended by striking out the first paragraph of Article FOURTH in its entirety and substituting in lieu thereof the following:

“FOURTH. The total number of shares of stock which the Corporation shall have the authority to issue is one hundred fifty one million (151,000,000) shares, of which one hundred fifty million (150,000,000) shares will be shares of common stock, par value $0.01 per share (the “Common Stock”), and one million (1,000,000) shares shall be shares of preferred stock, par value $0.01 per shares (the “Preferred Stock”).”

4. The foregoing amendment was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

5. This Certificate of Amendment to the Restated Certificate of Incorporation shall become effective at 5:00 p.m., local time, on June 14, 2007.

Signed this 14th day of June 2007.

/s/ Alan W. Dunton, M.D.
Alan W. Dunton, M.D.
Chief Executive Officer